                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            Nocopi Technologies, Inc.
                            ------------------------
                                (Name of Issuer)

                         Common Stock, $.01 par value
                        ------------------------------
                        (Title of Class of Securities)

                                   655210 10 2
                                  -------------
                                 (CUSIP Number)

                            Thomas F. Hurley, Esquire
                      Hangley Aronchick Segal & Pudlin, PC
                          One Logan Square - 27th Floor
                             Philadelphia, PA 19103
                               Tel.: (15) 568-6200
                              Fax.: (215) 568-0300
                           e-mail: thurley@hangley.com
                        ---------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 19, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /___/.

Check the following box if a fee is being paid with the statement. /__/

CUSIP No. 655210 10 2

1    NAME OF REPORTING PERSON                                  Daniel Benasutti
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / X /
                                                                      (b) /__/

3    SEC USE ONLY


4    SOURCE OF FUNDS                                                         PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /__/

6    CITIZENSHIP OR PLACE OF ORGANIZATION                         United States

    Number of          7       SOLE VOTING POWER                345,000
     Shares
  Beneficially         8       SHARED VOTING POWER              265,000
    Owned by
      Each             9       SOLE DISPOSITIVE POWER           345,000
    Reporting
     Person           10       SHARED DISPOSITIVE POWER         265,000


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                                610,000


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                              / x /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    1.8%

14   TYPE OF REPORTING PERSON (See Instructions)                             IN

CUSIP No. 655210 10 2

1    NAME OF REPORTING PERSON                                  Ross L. Campbell
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / X/
                                                                       (b)/__/

3    SEC USE ONLY


4    SOURCE OF FUNDS                                                         PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        /__/

6    CITIZENSHIP OR PLACE OF ORGANIZATION                         United States

     Number of          7       SOLE VOTING POWER                858,050
      Shares
    Beneficially        8       SHARED VOTING POWER              101,100
     Owned by
       Each             9       SOLE DISPOSITIVE POWER           858,050
     Reporting
      Person           10       SHARED DISPOSITIVE POWER         101,100


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                            959,150


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                               /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    2.8%

14   TYPE OF REPORTING PERSON (See Instructions)                             IN

CUSIP No. 655210 10 2

1    NAME OF REPORTING PERSON                                    Joseph Falcone
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / X/
                                                                       (b)/__/

3    SEC USE ONLY


4    SOURCE OF FUNDS                                                         PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        /__/

6    CITIZENSHIP OR PLACE OF ORGANIZATION                         United States

      Number of          7       SOLE VOTING POWER                      -0-
       Shares
     Beneficially        8       SHARED VOTING POWER                240,000
      Owned by
       Each              9       SOLE DISPOSITIVE POWER                 -0-
     Reporting
      Person            10       SHARED DISPOSITIVE POWER           240,000


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                               240,000


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                              /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    0.7%

14   TYPE OF REPORTING PERSON (See Instructions)                             IN

CUSIP No. 655210 10 2

1    NAME OF REPORTING PERSON                              Michael A. Feinstein
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / X/
                                                                       (b)/__/

3    SEC USE ONLY


4    SOURCE OF FUNDS                                                         PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        /__/

6    CITIZENSHIP OR PLACE OF ORGANIZATION                         United States

      Number of         7       SOLE VOTING POWER                    1,000,500
       Shares
    Beneficially        8       SHARED VOTING POWER                     -0-
      Owned by
        Each            9       SOLE DISPOSITIVE POWER               1,000,500
      Reporting
       Person          10       SHARED DISPOSITIVE POWER                -0-


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                                1,000,500


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                              /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    3.0%

14   TYPE OF REPORTING PERSON (See Instructions)                             IN

         Daniel Benasutti, Ross L. Campbell, Joseph Falcone and Michael A. Feinstein hereby amend the Schedule 13D filed by them, together with Michael Voticky and Stanley Knowlton, with the Securities and Exchange Commission on March 2, 1999 in respect of the common stock, $.002 par value of Nocopi Technologies, Inc. (the "Issuer") so that the Items identified below shall appear in full as follows:


Item 1. Security and Issuer

         This Statement relates to the Common Stock, $.01 par value (the
"Common Stock"), of Nocopi Technologies, Inc., a Maryland corporation, 537 Apple Street, West Conshohocken, Pennsylvania 19428.


Item 2. Identity and Background

         (a) The following natural persons are filing this statement on
Schedule 13D:

                  Daniel Benasutti
                  Ross L. Campbell
                  Joseph Falcone
                  Michael A. Feinstein

                  Such persons have formed a shareholder's committee composed of such persons and known as the Nocopi Committee to Maximize Our Return on Equity ("NoMore").

         (b) The business or residential addresses of the persons identified above are as follows:

                  The residential address of Daniel Benasutti is 2002 Kerwood Drive, Broomall, Pennsylvania 19008.

                  The residential address of Ross L. Campbell is 675 Lewis Lane, Ambler, Pennsylvania 19002.

                  The residential address of Joseph Falcone is 402 Wyntrelea Drive, Bryn Mawr, Pennsylvania 19010.

                  The business address of Michael A. Feinstein is Michael A. Feinstein, M.D., P.C., 801 Spruce Street, 3rd Floor East, Philadelphia, Pennsylvania 19107.

         (c) The present principal occupation or employment of each of the persons filing this statement on Schedule 13D are as follows:

                  Daniel Benasutti is General Manager of the Country Square Diner, Broomall, Pennsylvania.

                  Ross L. Campbell is Senior Vice President of Janney Montgomery Scott, a brokerage firm located in Philadelphia, Pennsylvania.

                  Joseph Falcone is self-employed as a building contractor.

                  Michael A. Feinstein is self-employed as a licensed practicing physician.

         (d) and (e) During the last five years, none of the persons filing this statement on Schedule 13D has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship. All of the persons filing this statement on Schedule 13D are citizens of the United States of America.


Item 4. Purpose of Transaction

         Each person filing this statement on Schedule 13D acquired the Common Stock beneficially owned by him in the ordinary course of his investing activities.

         Depending upon market conditions and other factors that he may deem material, each person filing this statement on Schedule 13D may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common Stock or related securities that he now beneficially owns or may hereafter acquire in open market or privately negotiated transactions or otherwise.

         The persons filing this statement on Schedule 13D have noted the continuing failure of the Issuer to operate profitably, the continuing poor performance in the market of the Issuer's Common Stock, the complete failure of the Issuer's existing board of directors to take essential steps to improve the Issuer's operating performance during its tenure in office or to otherwise act to improve shareholder value, and the loss of the Issuer's principal customer and management's unwillingness or inability to prevent that loss. They have also noted the existence of apparent conflicts between the interests of the Issuer's stockholders and those of the incumbent members of the Issuer's board of directors. They have determined that the continuation in office of the current board of directors threatens the continued existence of the Issuer and that, consequently, it is imperative that the current members of the board be replaced.

         The persons filing this statement on Schedule 13D have determined to form a stockholders' committee comprised of such persons, to be known as the Nocopi Committee to Maximize Our Return on Equity ("NoMore") and to cause NoMore to take action for the following purposes:

         (a) to nominate the persons identified below for election as directors of the Issuer at the Issuer's Annual Meeting of Stockholders currently scheduled for November 30, 1999;

         (b) to vote all shares of Common Stock over which members of NoMore have or share the power to vote in favor of the election of such nominees as directors of the Issuer;

         (c) to solicit proxies from other stockholders of the Issuer in support of the election of such nominees as directors of the Issuer; and

         (d) to consult with the Issuer's directors concerning ways in which they may take action to improve shareholder value including, without limitation, any of the following:

                  -        acting to reduce the Company's overhead expenses;
                  - acting to increase and incentive the Issuer's sales force and otherwise to improve operating revenues;
                  -        pursuing other potential changes in the operations
                           and/or capital structure of the Issuer; and
                  -        pursuing a strategic acquisition, disposition, merger
                           or other business combination.

         The names of, and certain information concerning, the persons NoMore intends to nominate for election as directors of the Issuer are as follows:

         MICHAEL A. FEINSTEIN, M.D., 52, has been a practicing physician in Philadelphia for more than 20 years, serving since 1994 as the President of a group medical practice including three physicians. He is a Fellow of the American College of Obstetrics and Gynecology and of the American Board of Obstetrics and Gynecology. He received his B.A. from LaSalle College and his M.D. from Jefferson Medical College. He has been an active private investor for more than 30 years and, during that time, has consulted with the managements of public companies in which he invested on a number of occasions.

         RICHARD LEVITT, 42, has been engaged in the network services segment of the computer industry since 1988. In 1995, he participated in the founding of XiTech Corporation, a Pittsburg, Pennsylvania-based provider of computing and computer networking hardware and network design and implementation services which in five years has grown to over 100 employees and over $40 million in annual sales. Since founding Xi-Tech, he has served as one of its corporate principals, as a Network Consultant and as the Manager of its Network Sales force. In these capacities, Mr. Levitt has played a crucial role in the strategic and financial planning for XiTech,


                                                             Page 8 of 13 Pages
as well as the development of new accounts. Before joining ZiTech, Mr. Levitt served as a network sales executive for Digital Equipment Corporation from 1988 to 1994 and as a network consultant for TriLogic Corporation during 1994 and 1995. Mr. Levitt holds a B.S. in Marketing from Kent State University.

         STEVEN PINSK, 35, has engaged in business as an independent financial analyst since 1998. Prior thereto, from 1997 to 1998, Mr. Pinsk served the investment banking firm of Credit Suisse First Boston as a vice president of equity research concentrating in the lodging industry. From 1993 to 1997, Mr. Pinsk was employed by another investment banking firm, Schroder & Co. as an equity research analyst. Mr. Pinsk received his B.A. from Emory University and his M. B.A in Finance and Accounting from Columbia University.

         JOEL PINSKY, 63, has practiced business law with the firm of Gross, Pinsky, Montreal, Canada, where he is a senior partner, for more than 20 years. Mr. Pinsky served as a director of the Issuer from 1992 to 1998 and as its corporate secretary and general counsel until his resignation in February 1999. Mr. Pinsky has also served as a director of numerous other companies engaged in a variety of industries, all of which were privately held.

         Except as set forth above, none of the persons filing this statement on
Schedule 13D currently has any definitive plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of
Item 4. However, it should be noted that any of the actions described above could relate to or result in actions set forth in subparagraphs (a) through (j) of Item 4. These individuals are at the present time and may in the future discuss such possibilities with others, including, without limitation, other shareholders of the Issuer. The persons filing this statement on Schedule 13D reserve the right to adopt additional plans and/or to make additional proposals of the kind set forth in subparagraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer

                  Ross L. Campbell beneficially owns 959,150 shares of Common Stock constituting 2.8% of the outstanding shares of Common Stock.

                  Michael A. Feinstein beneficially owns 1,000,500 shares of Common Stock constituting 3.0% of the outstanding shares of Common Stock.

                  Daniel Benasutti beneficially owns 610,000 shares of Common Stock constituting 1.8% of the outstanding shares of Common Stock. Mr. Benasutti may also be deemed to be the beneficial owner of 22,000 shares of Common Stock owned by his wife, as to which he disclaims beneficial ownership.

                  Joseph Falcone beneficially owns 240,000 shares of Common Stock constituting 0.7% of the outstanding shares of Common Stock.

                                                             Page 9 of 13 Pages

         All of the persons listed above, together in the aggregate, constituting a group for purposes of this statement filed on Schedule 13D, beneficially own 2,809,650 shares of Common Stock constituting 8.3% of the outstanding shares of Common Stock.

         (b) Except as set forth below, each person listed under paragraph (a) of Item 5 above has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by him.

         Ross Campbell shares with his wife, Marcia Campbell, the power to vote or direct the voting of, and the power to dispose or direct the disposition of, 101,100 shares of Common Stock which are included in the number of shares reported above for Mr. Campbell.

         Joseph Falcone shares with his wife, Joy Falcone the power to vote or direct the voting of, and the power to dispose or direct the disposition of, 240,000 shares of Common Stock which constitute all of the shares reported above for Mr. Falcone.

         Daniel Benasutti shares with his wife, Efterpi Benasutti, the power to vote or direct the voting of, and the power to dispose or direct the disposition of, 265,000 shares of Common Stock which are included in the number of shares reported above for Mr. Benasutti.

         Each of Marcia Campbell, Joy Falcone and Efterpi Benasutti (i) has the same residence or business address as that of her husband as noted in Item 2, above, (ii) is not employed, (iii) during the last five years, has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and
(iv) is a citizen of the United States.

                                                            Page 10 of 13 Pages

         (c) The following table sets forth certain information concerning transactions in Common Stock effected by the persons listed in paragraphs (a) and (b) above within the past sixty (60) days:

                                                              Price Paid
                               Date of         Nature of         or          Number of
               Name          Transaction      Transaction     Received        Shares
               ----          -----------      -----------     --------        ------
Joseph Falcone and Joy
Falcone, h/w                  10/14/99         Purchase         .135          35,000

Michael Feinstein              9/27/99         Purchase        $.1154         20,000
                               10/5/99         Purchase        $.1022         12,500
                               10/6/99         Purchase        $.1111         14,000
                              10/14/99         Purchase        $.135           7,000
                              10/14/99         Purchase        $.145           7,000


         (d) No person other than the persons identified in Item 5(a) and (b) is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

         (e)  Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The individuals filing this statement on Schedule 13D have agreed among themselves to conduct the proxy contest described above and to share among themselves the cost of conducting such contest. Such individuals have also agreed among themselves that each will vote his shares of Common Stock in favor of the election of the nominees identified in Item 4 above as directors of the Issuer, or give a proxy providing for the voting of his shares of Common Stock in such manner.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons filing this statement on Schedule 13D or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.



                                                            Page 11 of 13 Pages

Item 7. Material to Be Filed as Exhibits

Exhibit A--Joint Filing Agreement


                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 1999



                                                /s/ Daniel Benasutti
                                                --------------------
                                                Daniel Benasutti


                                                /s/ Ross Campbell
                                                --------------------
                                                Ross Campbell


                                                /s/ Joseph Falcone
                                                --------------------
                                                Joseph Falcone


                                                /s/ Michael Feinstein
                                                --------------------
                                                Michael Feinstein




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).




                                                            Page 12 of 13 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT


         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Nocopi Technologies, Inc., dated October 19, 1999, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated as of: October 19, 1999



                                                /s/ Daniel Benasutti
                                                ---------------------
                                                Daniel Benasutti


                                                /s/ Ross Campbell
                                                ---------------------
                                                Ross Campbell


                                                /s/ Joseph Falcone
                                                ---------------------
                                                Joseph Falcone


                                                /s/ Michael Feinstein
                                                ---------------------
                                                Michael Feinstein


                                                            Page 13 of 13 Pages